Exhibit 99.1

Dated 8 June, 2015

BYLAWS OF

INTERXION HOLDING N.V.

As unanimously adopted by the Board of Directors on the date hereof

Contents

Clause	Heading	Page

1	Introduction	1

2	Composition of the Board; Appointment and Resignation	1

3	Tasks and Responsibilities of the Board	2

4	Chief Executive Officer	2

5	Chairman and Vice-Chairman	2

6	Company Secretary	3

7	Meetings of the Board	3

8	Resolutions of the Board	4

9	Board Committees	4

10	Shareholders’ Agreement	4

11	Confidentiality	4

12	Status of the Bylaws	4

13	Amendments	5

Annex 1 List of Definitions		6

i

1	Introduction

1.1	These Bylaws are established pursuant to section 16.3 of the Company’s articles of association and are complementary to the provisions regarding the Board and each of its members contained in applicable law and regulation and the Company’s articles of association. The Board and each of its members shall observe and comply with the Bylaws.

1.2	The meaning of certain capitalised or uncapitalised terms used in these Bylaws is set forth in the List of Definitions attached as Annex 1.

2	Composition of the Board; Appointment and Resignation

2.1	The Board shall consist of a minimum of one Executive Director and a minimum of three Non-Executive Directors, provided that the Board shall be comprised of a maximum of seven members. The number of Executive Directors and Non-Executive Directors shall be determined by a General Meeting of Shareholders, provided that the majority of the Board consists of Non-Executive Directors. Only natural persons can be Non-Executive Directors.

2.2	The Executive Directors and Non-Executive Directors shall be elected by a General Meeting of Shareholders in accordance with the provisions of the Articles, provided that the Board shall be classified, with respect to the term for which each member of the Board will severally be appointed and serve as member of the Board, into three classes, as nearly equal in number as reasonably possible.

2.2.1	The initial class I Director shall serve for a term of office expiring at the annual General Meeting of Shareholders to be held in the financial year 2011 (two thousand and eleven), the initial class II Director shall serve for a term of office expiring at the annual General Meeting of Shareholders to be held in the financial year 2012 (two thousand and twelve) and the initial class III Director shall serve for a term of office expiring at the annual General Meeting of Shareholders to be held in the financial year 2013 (two thousand and thirteen).

2.2.2	At each annual General Meeting of Shareholders, Directors elected to succeed those Directors whose terms expire shall be elected to serve for a term of office to expire at the third succeeding annual General Meeting of Shareholders after their election.

2.2.3	Notwithstanding the foregoing, the Directors elected to each class shall continue to serve their term in office until their successors are duly elected and qualified or until their earlier resignation, death or removal. If a vacancy occurs, any Director so elected to fill that vacancy will serve its term in office for the remainder of the full term of the class of Directors in which the vacancy occurred.

2.2.4	The Board may nominate one or more candidates for each Director position at any General Meeting of Shareholders.

2.3	The composition of the Board shall be subject to the requirement that at least a majority of the Directors will be independent as required by the NYSE Listed Company Rules within one year after the shares of the Company have been listed with the NYSE.

2.4	A Director may be suspended or removed by a General Meeting of Shareholders at any time by a resolution passed with a two-thirds majority of the votes cast representing more than one-half of the issued capital. A Director may also be suspended or removed by the Board if and to the extent that the laws of the Netherlands permit such suspension or removal.

3	Tasks and Responsibilities of the Board

3.1	The Board is responsible for the overall conduct of the InterXion Group and has the powers, authorities and duties vested in it by and pursuant to the relevant laws of the Netherlands and the Articles. In all its dealings, the Board shall be guided by the interests of the InterXion Group as a whole, including but not limited to the shareholders. The Board has the final responsibility for the management, direction and performance of the Company and the InterXion Group.

3.2	Without limiting the scope of the full Board’s role, the full Board may delegate its powers, authorities and discretions (including the power to sub-delegate) (i) to the CEO and (ii) to the Board Committees, where applicable. The Board shall then supervise the execution of its responsibilities by the CEO and the Board Committees and is ultimately responsible for the fulfilment of its duties by them.

4	Chief Executive Officer

4.1	The Board may assign the titles of chief executive officer (“Chief Executive Officer” or “CEO”) and/or President to one of the Executive Directors, which titles may accrue to the same Executive Director.

4.2	The CEO shall be the general manager of the Company, subject to the control of the Board, and as such shall have general supervision of the affairs of the Company and shall sign or countersign or authorize another officer to sign all certificates, contracts, and other instruments of the Company as authorized by the Board. The CEO shall be entrusted with all of the Board’s powers, authorities and discretions (including the power to sub-delegate) delegated by the full Board in accordance with section 3.2 of these Bylaws excluding powers explicitly retained by the full Board or the Board Committees. Matters expressly delegated to the CEO shall be validly resolved upon by the CEO and no further resolutions, approvals or other involvement of the Board shall be required.

5	Chairman and Vice-Chairman

5.1	The Board shall appoint one of its Directors as chairman of the Board for such period as the Board may decide (the “Chairman”). The Board may also appoint one of its Directors as vice-chairman of the Board for such period as the Board may decide (the “Vice-Chairman”). The Chairman publishes the agenda and chairs the meetings of the Board.

5.2	The Chairman ensures that:

5.2.1	information is submitted in a timely and adequate manner to the members of the Board as necessary for the proper fulfilment of their duties;

5.2.2	there is ample time for consultation, consideration and decision-making by the Board;

5.2.3	reported potential conflicts of interests are received and decided on; and

5.2.4	reported alleged irregularities relating to the functioning of the Board are received and decided on.

5.3	If no Chairman has been appointed, or if the Chairman is absent or unable to take the chair, a meeting of the Board shall be presided over by the Vice-Chairman, or in the event of his absence or inability to take the chair, by a member of the Board or another person present designated for such purpose by the Board to be entrusted with such duties of the Chairman.

5.4	The Chairman or in his absence, the Vice-Chairman, chairs the General Meetings of Shareholders.

6	Company Secretary

6.1	The Board shall be assisted by the company secretary (the “Company Secretary”). The Company Secretary, in this capacity, shall be appointed to this position or removed from this position by the Board and may be a member of the Board or the Company’s senior management.

6.2	The Company Secretary is primarily responsible for the Board’s compliance with applicable laws, the Articles and the rules and regulations issued pursuant thereto (including these Bylaws) and the Company Secretary shall assist the Chairman in organising the Board (information, agenda, evaluation, etc.) and shall see to it that correct Board procedures are followed.

6.3	All members of the Board have access to the advice and services of the Company Secretary.

7	Meetings of the Board

7.1	The Board shall meet as often as it deems necessary or appropriate or upon the request of any member of the Board.

7.2	Meetings of the Board shall be conducted in the English language and may take place anywhere the Board decides. In addition, meetings of the Board may be held by means of an assembly of the Directors in person at a formal meeting or by conference call, video conference or by any other means of communication, provided that all Directors participating in such meeting are able to communicate with each other simultaneously. Participation in a meeting held in any of the above ways shall constitute presence at such meeting.

7.3	Where this is practically possible, notices convening a meeting and the agenda of items to be discussed during the meeting shall be provided at least five working days prior to the meeting to each member of the Board. Meetings shall be convened by the Company Secretary.

7.4	The Company Secretary shall prepare minutes of the meetings of the Board. The minutes shall generally be adopted in the next Board meeting. If all members of the Board agree on the contents of the minutes, they may be adopted earlier. The minutes may be signed for adoption by the Chairman and the Company Secretary of the meeting and shall be made available to all members of the Board as soon as practically possible. The Company Secretary may issue and sign extracts of the adopted minutes. The minutes will be kept by the Company Secretary at the offices of the Company.

7.5	A meeting of the Board shall be duly convened only if at least the majority of its members are present or represented.

8	Resolutions of the Board

8.1	The Board can only validly adopt resolutions (a) in a meeting at which at least the majority of its members are present or represented, or (b) pursuant to section 8.2 below. A member of the Board may authorize, by written notice to the Chairman and the Company Secretary, another member of the Board to represent him/her at the Board meeting and vote on his/her behalf. Resolutions of the Board shall be adopted by simple majority and each member shall have one vote (provided that, for the avoidance of doubt, a member representing one or more absent members of the Board pursuant to the previous sentence shall be entitled to cast the vote of each such absent member). The Chairman shall have a casting vote in the event of a tie of the votes.

8.2	The Board may also adopt resolutions outside of a formal meeting, in writing or otherwise, provided that the proposal concerned is submitted to all Directors then in office and none of them objects to the proposed manner of adopting resolutions. Adoption of resolutions in writing shall be effected by written consent, which may be by email, of Directors then in office.

9	Board Committees

9.1	The Board, though remaining responsible, may assign certain tasks to one or more permanent and/or ad hoc committees (collectively, the “Board Committees”) from among its members. The Board Committees, on a regular basis, report on their actions, reviews, proposals and findings to the Board.

9.2	Each Board Committee shall be constituted as determined by the Board. The Board shall appoint the members of each committee and shall determine the tasks of each committee. The Board shall nominate one of its members to act as Chairman of each of the Board Committees. The Board may, at any time, change the duties and the composition of each committee.

10	Shareholders’ Agreement

[ reserved ]

11	Confidentiality

11.1	Members of the Board shall at all times treat all information and documentation obtained in their capacity as members of the Board with due discretion and, in the case of confidential information or documentation, with utmost confidentiality.

11.2	Confidential information and documentation shall not be disclosed outside the circle of the Board, unless adequate confidentiality agreements have been entered into.

12	Status of the Bylaws

12.1	In its unanimous resolution adopted on the date hereof and pursuant to section 16.3 of the Articles, the Board has adopted these Bylaws, which are complementary to the rules and regulations (from time to time) applicable to the Board under the laws of the Netherlands or the Articles.

12.2	If and to the extent that these Bylaws are at any time inconsistent with the laws of the Netherlands or the Articles, the latter shall prevail. If and to the extent that these Bylaws conform to the Articles but are at any time inconsistent with the laws of the Netherlands, the latter shall prevail. If one or more provisions of these Bylaws are or shall become invalid, this shall not affect the validity of the remaining provisions. The Board shall replace the invalid provisions by those which are valid and the effect of which, given the contents and purpose of these Bylaws, is, to the greatest extent possible, similar to that of the invalid provisions.

12.3	In its unanimous resolution adopted on the date hereof, the Board has declared that it will comply with, and be bound by the obligations arising from, these Bylaws to the extent that they apply to it and its members currently in office and its future members.

12.4	The Board shall use its best endeavours to ensure that each member of the Board currently in office and its future members shall be bound or undertake to be bound (as the case may be) by these Bylaws.

13	Amendments

These Bylaws may be amended by the Board from time to time by resolution adopted pursuant to section 16.3 of the Articles.

Annex 1

List of Definitions

1	In these Bylaws, the following terms have the following meanings:

“Articles” means the articles of association of the Company, as amended and restated from time to time.

“Board” means the full board of Directors of the Company.

“Board Committees” means each committee of the Board as referred to in section 9 of these Bylaws.

“Bylaws” means these rules together with all Annexes hereto.

“Chairman” means the Director appointed as chairman by the Board in accordance with section 15.1 of the Articles and as further referred to in these Bylaws.

“Chief Executive Officer” or “CEO” means the Executive Director appointed as chief executive officer by the Board in accordance with section 14.2 of the Articles and as further referred to in these Bylaws.

“Company” means InterXion Holding N.V.

“Company Secretary” means the Company Secretary appointed as such by the Board in accordance with section 14.4 of the Articles and as further referred to in these Bylaws.

“Director” means each member of the Board; unless the contrary is apparent, this shall include each Executive Director and each Non-Executive Director.

“Executive Director” means a member of the Board who holds an executive office with the Company and who is particularly responsible for the daily affairs of the Company, as referred to in the Articles.

“General Meeting of Shareholders” means the body of the Company consisting of the person or persons to whom, as a Shareholder or otherwise, voting rights attached to Shares accrue or (as the case may be) a meeting of such persons (or their representatives) and other persons entitled to attend such meetings.

“InterXion Group” means InterXion Holding N.V. and its direct and indirect subsidiaries.

“Non-Executive Director” means a member of the Board who does not hold executive office with the Company and who is particularly responsible for the supervision on the policy of the Executive Directors and the general affairs of the Company and who provide general advice to the Executive Directors, as referred to in the Articles.

“NYSE” means the New York Stock Exchange.

“NYSE Listed Company Rules” means the rules set forth in the NYSE Listed Company Manual.

“President” means the Executive Director appointed as President by the Board in accordance with section 14.2 of the Articles and as further referred to in these Bylaws.

“Shareholders” means any of the shareholders of the Company.

“Shareholders’ Agreement” means the sixth amended and restated shareholders’ agreement entered into on February 2, 2011, by and among the Company, Lamont Finance N.V. (“Baker I”), Chianna Investment N.V. (“Baker II”), and Baker Communications Fund II, L.P. (together with Baker I and Baker II and their respective successor or assigns, “Baker”), as amended from time to time.

“Vice-Chairman” means a Director appointed as vice-chairman by the Board in accordance with article 15.1 of the Articles and as further referred to in these Bylaws.

2	Save where the context dictates otherwise, in these Bylaws:

(a)	the words “hereof”, “herein”, “hereunder” and “hereby” and words of similar import, when used in these Bylaws, shall refer to these Bylaws as a whole and not to any particular provision of these Bylaws;

(b)	words and expressions expressed in the singular form also include the plural form and vice versa;

(c)	words and expressions expressed in the masculine form also include the feminine form;

(d)	wherever the word “include,” “includes” or “including” is used in these Bylaws, it shall be deemed to be followed by the words “without limitation”; and

(e)	a reference to a statutory provision counts as a reference to this statutory provision, including all amendments, additions and replacing legislation that may apply from time to time.

3	Headings of sections and other headings in these Bylaws are inserted for ease of reference and do not form part of these Bylaws concerned for the purpose of interpretation.